Via EDGAR

Mr. John Reynolds                     September 9, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          EcoSystem Corporation
Form 10-K, Amendment 2 for Fiscal Year Ended December 31, 2009
Filed July 8, 2010
File No. 0-32143

Form 10-K for the Year Ended December 31, 2008

General

1.
We note the reference in your Exchange Act reports to an “Early Adopter License Agreement (the EALA) involving use of several of GS CleanTech’s technologies.”  You indicate that the EALA calls for the payment of royalties to GS CleanTech equal to 10% of EcoSystem pre-tax net income and that “GS CleanTech is a wholly-owned subsidiary of GreenShift Corporation, which company is majority owned by our majority shareholder, Viridis Capital, LLC,” whose managing member, Kevin Kreisler, is also your Chairman and CEO.  It is unclear why this agreement is not filed and why Business and Management’s Discussion and Analysis do not address the technologies, the status of any payments involving their use, or current or planned operations that would generate such payments.  We note in this regard the statement that “EcoSystem shall provide all of the capital resources needed to build bench, pilot and commercial scale facilities based on these technologies under the EALA,” but it is unclear where the company plans to obtain such capital resources given the company’s liquidity position and accumulated deficit.

Response to Comment 1

When the Staff has completed its review of our responses to these comments, we will file an amendment to our Form 10-K for the year ended December 31, 2009.  The EALA will be filed as an exhibit to the amendment.  The Management’s Discussion will be amended by inserting the following disclosure:

“ITEM 6	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATION

EcoSystem Corporation (“we,” “our,” “us,”  “EcoSystem,” or the “Company”) is a clean technology development company with a focus on developing innovations designed to resolve compelling ecological challenges while producing value added carbon neutral and negative products.

Carbon dioxide is the most abundant waste produced by human activity. Continued accumulation in Earth’s atmosphere and oceans needs to be avoided in order to prevent severe climate change. The majority of our waste carbon emissions come from the combustion of fossil fuels to produce electricity, to power transportation, to heat our homes and to manufacture products. The scientific consensus is that these activities are directly responsible for increasing atmospheric carbon dioxide concentrations to the highest that they have been for more than 650,000 years. However, and despite the increased focus on renewable sources of energy, fossil fuels will continue to play a vital and dominant role in providing the majority of our energy needs over at least the next 50 years. Most scientists agree that, unabated, the combustion of fossil fuels to meet these needs will pump enough carbon dioxide into the global ecosystem to bring about severe climate change. Our collective challenge is to stem the tide – to channel the flow of waste carbon emissions in ways that stimulate economic growth and preserve quality of life while preventing the continued accumulation of carbon dioxide in Earth’s atmosphere and oceans.

EcoSystem’s ambition is to contribute to the resolution of this challenge by developing new clean technologies that reduce and reuse carbon emissions. Our plan to do so while building shareholder value is to develop, license and support technologies and projects that beneficially reuse waste carbon emissions in ways that reduce consumption of fossil fuels, increase use of sustainable raw materials, and decrease production of wastes and emissions.

Our current technology portfolio includes several feedstock and product conditioning technologies, lipid and alcohol production and refining technologies, and carbon dioxide recycling and refining technologies. While these technologies have wide application potential in several industries and processes, we are initially focused on developing applications of these technologies for use in the existing first generation U.S. corn ethanol industry. We believe that the composition and extent of the installed ethanol complex and the relatively uncomplicated nature of its inputs and outputs presents compelling opportunities to defray risk as we commercialize our technologies. Importantly, significant demand exists today for technologies that enhance the efficiency and sustainability of refining corn into liquid fuel. We believe that satisfying this demand can be expected to result in reduced reliance on petroleum products, more efficient use of natural resources, increased use of biomass-derived fuels and other products, and decreased greenhouse gas emissions on globally-meaningful scales.

Our operating activities during the year ended December 31, 2009 included

(1)	acquiring the rights to our technology portfolio;

(2)	research and development with our technologies including commencement of pilot and bench testing activities;

(3)	performing due diligence on a number of distressed renewable fuel production assets;

(4)	negotiating to acquire qualified renewable fuel production assets;

(5)	negotiating to finance, build, own and operate qualified existing renewable fuel production assets; and,

(6)	the completion of the equity financing intended for use in the acquisition and operation of qualified renewable fuel production assets (the “2009 Preferred Equity Financing”).

Technology Development Activities

On May 15, 2009, EcoSystem and a wholly-owned subsidiary of GreenShift Corporation entered into an Early Adopter License Agreement (the “EALA”) involving use of GreenShift’s portfolio of technologies designed to increase the yield and decrease the cost, carbon and risk associated with corn ethanol production. These patented and patent-pending technologies include GreenShift’s feedstock and product conditioning technologies, lipid and alcohol production and refining technologies, and carbon dioxide recycling and refining technologies.

During 2009, EcoSystem commenced pilot testing with its patented and patent-pending feedstock conditioning technologies. These technologies are designed to increase the availability of fermentable sugars natively available in whole corn in order to increase ethanol yields on reduced raw material and energy consumption cost. This is achieved in two stages: flash desiccation and inertial cavitation.

Flash desiccation uses super-heated steam to subject targeted feedstocks, corn in this case, to extreme temperature and/or pressure gradients in a series of enclosed cyclonic systems with no internal moving parts. These conditions almost instantly desiccate, shear and micronize cellulosic and other feedstocks. This process has been shown in prior experimentation with grain-based and cellulosic biomass to produce particle sizes in the low micron levels and, in some cases, to have catalyzed chemical reactions and altered molecular structures. The output of this process is a micronized powder that has been shown in prior experimentation with cellulosic feedstocks to have a substantially smaller particle size as compared to conventionally milled products.

While super-heated steam is used as the prime mover of the desiccation in the preferred implementation of this technology, the process can also use compressed air, corrosive gases and other gases. The testing recently commenced was based on the use of compressed air, the least efficient and most energy intensive implementation of the technology. Initial data received from this testing at an ethanol facility during 2009 indicates that gross yield improvements in excess of 6% are achievable with flash desiccation technology before accounting for the energy input costs associated with using compressed air. The Company plans to conduct additional testing contingent on available research and development funding with this technology during 2010.

No payments have been made to date under the EALA and management does not anticipate triggering the royalty payment requirements under the EALA until the Company develops, finances and builds a commercial scale implementation of technologies licensed to the Company under the EALA. This milestone is not expected to be realized during 2010 but rather is believed to be achievable within 24 to 36 months depending upon the results of additional testing and availability of funding.

We plan to finance the ongoing development of our technologies, as well as acquisitions of additional strategically compatible technologies, through issuance of new debt and equity.

Facility Development Activities

We evaluated several distressed ethanol and biodiesel production facilities during 2009, but we were unable to negotiate satisfactory terms to acquire plants with favorable debt and cost structures as compared to conventional renewable fuel production assets. The health of the ethanol industry improved materially (beyond our targeted parameters for distressed acquisitions) during the latter half of 2009 as compared to the conditions during the second half of 2008 and first half of 2009.

While the improved market is good for the renewable fuels industry, we are not interested in production for the sake of production; nor are we interested in acquiring production assets for anything but distressed values. Our mission is to develop and support new cleantech that materially improves the economics and sustainability of renewable fuel production. At the right price, and with the right financing, ownership of qualified production assets could greatly accelerate the development of commercial scale implementations of our technologies.

The 2009 Preferred Equity Financing was structured to acquire and sustainably operate distressed renewable fuel production assets. Our plan here was to use innovative equity financing and our technologies to increase fuel and co-product yields while decreasing production costs and debt service requirements in order to facilitate generation of sufficient cash flows to withstand market pressures and other risks that competing renewable fuel producers could not absorb. The magnitude, pricing and other terms of the 2009 Preferred Equity Financing cease to be appropriate in the absence of qualified distressed plants. We have accordingly entered into discussions to cancel the 2009 Preferred Equity Financing.

We plan to replace the 2009 Preferred Equity Financing with a smaller, less expensive financing to support our technology development efforts and our revised investment plan. We intend to provide qualified renewable fuel producers with debt and/or equity financing to support integration of technologies that increase productivity while decreasing production of wastes and emissions. Additional information will be provided regarding our plan in this regard during the second quarter of 2010.”

Financial Statements

General

2.
We note you have restated your financial statements for the periods ended December 31, 2008 and December 31, 2007.  However, we do not see where you filed an Item 4.02 Form 8-K disclosing such restatement.  Please refer to the instructions of Form 8-K and file any required Item 4.02 as soon as possible or tell us why you believe such filing is not required.

Response to Comment 2

We are preparing the Item 4.02 Form 8-K referred to in the Staff’s comment, and will file it in the next few days.

Form 10-K/A for the Fiscal Year Ended December 31, 2009

Financial Statements

Report of Independent Registered Public Accounting Firm, page 15

3.
We note that your audit was conducted in accordance with the “auditing” standards of the PCAOB.  Please advise your independent accountant that their report should indicate their audit was conducted in accordance with the standards of PCAOB as discussed in PCAOB auditing Standard One or advise.

Response to Comment 3

When the Staff has completed its review of our responses to these comments, we will file an amendment to our Form 10-K for the year ended December 31, 2009 in which the audit report will be  modified in accordance with the Staff’s comment.

Section 302 Certifications

4.	We note that your Section 302 certifications did not comply with the language required by Item 601(31) of Regulations S0K in the following respects:

•	You have omitted paragraph 4(b) as defined in Item 601(31) of Regulation S-K

•	Your currently labeled paragraph 4(b) should be paragraph 4(c)\

•	Your currently labeled paragraph 4(c) should be removed as it is a duplicate of paragraph 4(d)

5.	Please revise your certifications to address the issues above.

Response to Comments 4 and 5

When the Staff has completed its review of our responses to these comments, we will file an amendment to our Form 10-K for the year ended December 31, 2009.  We will modify the certifications to conform to the text in Item 601(31).

                  /s/ Kevin Kreisler
                   Kevin Kreisler, Chairman

One Penn Plaza, Suite 1612 | New York, NY 10119 | Phone: 212-994-5374 | Facsimile: 646-572-6336
www.eco-system.com